UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Decision on Record Date for Quarterly Cash Dividend

- Due to the amendment of Article 165-12 (Special Cases for Profit Dividends) of the Financial Investment Services and Capital Markets Act on January 21, 2025, the quarterly dividend record date, which was previously set as the last day of March, June, and September, can now be determined by the Board of Directors. Accordingly, to enhance investors' predictability of dividends, our Board of Directors has pre-determined the dividend record dates for the 1st, 2nd, and 3rd quarters of 2026.

- The dividends for the 1st, 2nd and 3rd quarter of FY2026 will be determined at the board meeting held before the dividend record date of each quarter.

- The quarterly Dividend Record Dates and Expected Cash Dividend Payment Dates for 2026 are as follows:

1st Quarter Dividend Record Date: April 30, 2026 / Expected Payment Date: May 29, 2026
2nd Quarter Dividend Record Date: July 30, 2026 / Expected Payment Date: August 28, 2026
3rd Quarter Dividend Record Date: November 3, 2026 /Expected Payment Date: November 27, 2026

*The expected quarterly dividend payment dates are subject to change upon discussions with relevant institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: February 5, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer